TAN RANGE EXPLORATION CORPORATION

02 OCT 25 AM 9:29

CORPORATE OFFICE:
Suite 1730
355 Burrard Street
Vancouver, B.C., Canada
V6C 2G8
Phone: (604) 669-5598
Fax: (604) 669-8915
www.tanrange.com

EXPLORATION OFFICE:
P.O. Box 10953
Mwanza, Tanzania
Phone: 255-28-250-2343
Fax: 255-28-250-2305

02055427

October 17, 2002

Mr. Richard Cohn
Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Washington, D.C.
20549

SUPPL

Dear Sir:

RE: 12(g)3-2(b) File #82-3446 - Tan Range Exploration Corporation

Enclosed for your records, please find copies of our press releases dated July 10, 2002 to October 7, 2002. Also enclosed is a copy of the financial statements for the period ended May 31, 2002.

Yours truly,

TAN RANGE EXPLORATION CORPORATION

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

MAREK J. KRECZMER
President
:heh
Encl.

dlw 10/29

02 OCT 25 AM 9:20

TAN RANGE EXPLORATION CORPORATION

Tan Range Exploration Corporation
Suite 1730 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - October 7, 2002

Tanzam Acquisition Escrow Share Release Approved

Vancouver, BC, October 7, 2002 - Tan Range Exploration Corporation ("TNX") has approved the release of 5,000,000 common shares of the Company to the shareholders of Tanzania American International Development Corporation ("Tanzam") in accordance with the terms of an acquisition agreement (see press release dated April 30, 2002).

These shares were subject to escrow conditions that required the completion of a minimum $3,000,000 private placement of Tan Range common shares in one or more private or public financings or the exercise of a pre-existing right to acquire securities of Tan Range.

Since April 30, 2002, the exercise of share purchase warrants and stock options totaling 6,301,500 shares have resulted in the addition of $3,606,470 to the corporate treasury of the Company as at October 2, 2002, thus meeting the funding requirement set out in the acquisition agreement.

On behalf of the Board of Directors

Marek J. Kreczmer, M.Sc., P.Eng.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - September 25, 2002

Jan Klein Appointment

Mr. Jan Klein, a geophysical consultant with 37 years experience, has joined the newly created Technical Committee of Tan Range Exploration Corporation.

He retired from Cominco Ltd. (now Teck Cominco) in 1998 where he held the position of Chief Geophysicist. Before joining Cominco, Mr. Klein was employed by Scintrex Ltd. where he participated in the development of new geophysical equipment and field methodologies. His broad range of exploration experience includes the Americas, Europe, Africa, Asia and Australia where he was involved in the detection of several mineral deposits.

Mr. Klein received a Master in Mining Engineering Degree with Honors in Exploration from the Technical University of Delft, Netherlands. He is a Registered Professional Engineer and Geoscientist in addition to being a member of numerous professional societies.

Commenting on the appointment, Tan Range Chairman, Jim Sinclair said: "Geophysics will continue to be an integral component of our exploration activities in the Lake Victoria Goldfields of Tanzania. Mr. Klein's active participation in our Technical Committee will add considerable impetus to our discovery efforts."

On behalf of the Board of Directors

Marek J. Kreczmer, M.Sc., P.Eng.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

TAN RANGE EXPLORATION CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - September 12, 2002

TWO GOLD-BEARING REEFS ESTABLISHED BY DRILLING ON LUNGUYA PROPERTY

Six of seven Reverse Circulation ("RC") drill holes completed recently on the Company's Lunguya property in the Lake Victoria Goldfields of Tanzania confirmed the presence of two gold-bearing quartz reefs (veins) ranging in thickness from 1-3 metres and extending for at least 350 meters along strike.

The drill program encountered gold values ranging from 0.56 to 11.3 grams per tonne across intervals of one to five metres. The two structures, designated as the East and West reefs, are about 50 feet apart and roughly parallel to the mafic-granite contact.

According to Tan Range Chairman, Jim Sinclair: "The results confirm the presence of gold values in reef structures that are a feature of many gold producing areas in Tanzania. The upcoming diamond drilling program will allow us to evaluate these structures in more detail and determine their relationship with the high grade gold values reported earlier from shallow surface trenches excavated by artisanal workers."

An extensive sampling program conducted in recent months over various artisanal workings showed that gold distribution on the property was widespread. Of the 125 grab samples submitted for assay, 43% returned grades higher than five grams gold per tonne, while 15% had values exceeding 10 grams per tonne. Several samples were noted to have disseminated visible gold in quartz-filled fracture planes.

Six of the RC holes intersected gold mineralization in the reefs while another was drilled to find the contact between the mafic volcanic rock sequence and the granite intrusion. The results from the RC drill program are detailed below:

West Reef Au g/t	East Reef Au g/t	Mineralized Interval	Hole #	Grid Location
0.56		21-24	LRC-1	080E 060N
	3.74	79-80	LRC-1	
7.54		21-22	LRC-2	034E 023N
	3.03	22-27	LRC-2	
	4.12	19-20	LRC-3	200E 043N
	1.94	15-16	LRC-4	245E 030N

West Reef Au g/t	East Reef Au g/t	Mineralized Interval	Hole #	Grid Location
	1.53	19-20	LRC-4	
	0.92	20-21	LRC-4	
2.59		28-29	LRC-5	271E 057N
	11.30	22-23	LRC-5	
	3.54	5-7	LRC-6	
	1.12	10	LRC-6	292E 080S
Granite-Volcanics contact hole	•		LRC-7	323E 040S

Unlike the results from surface sampling, where disseminated visible gold was observed in quartz-filled fracture planes, no such thing was noted in the RC drill cuttings, an issue that will be addressed in a follow-up diamond-drilling program. Diamond drilling produces an undisturbed core sample that allows geologists to determine the presence of coarse gold that may have been washed out with RC drilling techniques.

"Any time you obtain gold values in a geological environment such as this is an incredibly positive sign," said Marek Kreczmer, President "The upcoming drill program will help us determine the existence of coarse gold in the reefs and improve our geological model for the Lunguya property."

Qualified Persons

Mr. Claude Bernier, B.Sc., University of Laval, Quebec, a geologist with 17 years of postgraduate experience, supervised the RC drilling, chip collection and analysis. His work is being supervised by Mr. John Deane, M.Sc., University of Cape Town, the Company's Exploration Manager, based in Mwanza, Tanzania. Mr. Deane is a geologist with 17 years of postgraduate experience.

Analysis

Fire assays were conducted by SGS Laboratories in Mwanza, Tanzania.

On behalf of the Board of Directors

Marek J. Kreczmer, M.Sc., P.Eng.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

TAN RANGE EXPLORATION CORPORATION

02 OCT 25 AM 9:22

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - September 10, 2002

Majority of Share Purchase Warrants Exercised

Tan Range is pleased to report the receipt of $1,687,500 from the exercise of Share Purchase Warrants that were attached to a $2,350,000 private placement of Special Warrants in March 2001.

Each Special Warrant was exchangeable for 1 share at $0.40 per share and one-half of one purchase warrant; a full warrant was required to purchase an additional share at $0.60 prior to the expiry date of September 5, 2002.

"The fact that 96% of these outstanding warrants were exercised is a vote of confidence in management and the path they are taking to create shareholder value in an increasingly bullish gold market," said Jim Sinclair, the Company's Chairman.

At present, Tan Range has 312,000 Share Purchase Warrants outstanding at prices of $0.60 to $0.70 per share, expiring in October 2002 and May 2003.

The Company has numerous exploration licenses in the Lake Victoria Goldfields of Tanzania and 14 of these are subject to royalty agreements with Barrick Gold.

Recent sample results from Tan Range's Lunguya property 15 kilometres south of Barrick's world-class Bulyanhulu gold mine (see September 6, 2002 news release) suggest the potential of this classic greenstone belt has barely been tested.

On behalf of the Board of Directors

Marek J. Kreczmer, M.Sc., P.Eng.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

TAN RANGE
EXPLORATION
CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

Website: www.tanrange.com

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915
email: investors@tanrange.com

News Release - September 06, 2002

High Grade Gold Sample Results From Lunguya

"I am quite pleased with these findings and look forward to the early results of the RC drilling program now mobilized", commented James Sinclair, Chairman and CEO of Tan Range Exploration Corporation and a well known gold analyst.

The Lunguya property is situated approximately 15 km south of the Bulyanhulu gold mine operated by Barrick Gold Corporation. One hundred and twenty-five grab samples were taken; 43% of these samples have grades higher than 5 gm/t gold and 15% of samples have values greater than 10 gm/t gold. In the interest of full disclosure a complete list of assays is in Appendix I attached. The majority of samples were taken from ore dug up by artisanal miners. Several samples have visible gold ("VG") present with disseminated VG in quartz along fracture planes.

Channel samples were not collected as the pits are unsafe to enter due to local ground conditions. There are several hundred artisanal miners who remain at the site of the gold discovery and who continue to excavate more pits. The terrain is disturbed by the on-going artisanal mining activities. Tan Range has a successful track record in dealing with issues that may affect the artisanal miners and in the past has adopted a cooperative approach to such matters.

Geology

The gold mineralization at Lunguya is located along and parallel to the contact between mafic volcanic rocks and granitic rocks. It trends in a NE direction and contains two parallel quartz veins approximately 50m apart. Each vein appears to be 2 - 3 meters in width. Gold values up to 191 gm/t Au are highest in quartz veins hosted by granites. Samples of quartz sericite/chlorite schist show values up to 19.5 gm/t Au.

Artisanal miners have exposed the contact/veins for a strike length of approximately 300 meters. Wet and swampy terrain prevents the miners from exploring further along strike. The rocks are strongly sheared and oxidized.

Proposed Exploration Plan

A control grid will be established and a Reverse Circulation ("RC") drill program will be conducted to confirm the depth extension of the surface gold mineralization. A diamond drill program will be carried out upon completion of the RC program provided the results warrant further exploration.

Soil Survey Results

In addition to the grab sampling program, a Bulk Leach Extractable Gold ("BLEG") soil survey was carried out. The survey consisted of 329 sample locations and established two gold trends over an area much larger than the actual workings. The maximum sample value was 23 ppb, with a 95 percentile at 8 ppb.

Interpretation

The gold recovery techniques of artisanal miners are inefficient so consequently only high grade gold is mined by the locals. Some of the gold assays are very high, in these samples there is enough gold to be actually seen with a naked eye. See photograph on the next page.

Geological contact between two rock types of different hardness and composition is an ideal place for formation of gold deposits. This is where open structures form which can accommodate gold bearing fluids responsible for ore deposit formation. The next step now is to test below the pits to confirm that the gold bearing quartz veins extend with depth. We will use RC drilling which is relatively inexpensive and quick and if the results are positive a diamond drill will be brought in to test the mineralization at greater depth.

Qualified Persons

Mr. Claude Bernier, B.Sc., University of Laval, Quebec, a geologist with 17 years of postgraduate experience, selected the grab samples for collection and analysis. His work is being supervised by Mr. John Deane, M.Sc., University of Cape Town, the Company's Exploration Manager, based in Mwanza, Tanzania. Mr. Deane is a geologist with 17 years of postgraduate experience.

Analysis

Fire assays were conducted by SGS Laboratories in Mwanza, Tanzania.

On behalf of the Board of Directors

Marek J. Kreczmer, M.Sc., P.Eng.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com


1:10
1:100
ARISTO

Please see Appendix I attached

APPENDIX I

Lunguya Property
Assay Results

Sample Number	*Rock Type*	*Mineralization*	*Au g/t*
F1001	Quartz	VG <1% Py	7.52
F1002	Granite		0.02
F1003	Granite/Quartz v.		1.91
F1004	Quartz		2.82
F1005	Granite		3.97
F1006	Quartz		2.07
F1007	Quartz	Trace Py	2.83
F1008	Quartz	Trace Py	9.41
F1009	Granite (?)		1.05
F1010	Quartz	Trace Py	3.43
F1011	Quartz	Trace Py	0.98
F1012	Quartz	Trace Py	3.42
F1013	Quartz		7.36
F1014	Quartz	Trace Py	2.88
F1015	Quartz	Trace Py	6.33
F1016	Granite		0.69
F1017	Quartz		4.56
F1018	Quartz		1.94
F1019	Quartz	Trace Py	8.59
F1020	Quartz	Trace Py	1.70
F1021	Sericite Schist		0.74
F1022	Quartz		5.68
F1023	Quartz	Trace Py	6.06
F1024	Quartz		13.25
F1025	Quartz	Trace PyCp	10.60
F1026	Quartz	<1% Py	10.60
F1027	Sericite Schist		1.17
F1028	Quartz	Trace Py	8.30
F1029	Quartz		16.60
F1030	Quartz		12.80
F1031	Quartz		20.30
F1032	Rhyolite		0.95
F1033	Sch.ser/Chlo		19.50
F1034	Quartz	1% Py	6.88
F1035	Quartz	1% Py, Trace Cp	14.00
F1036	Granite		0.05
F1037	Quartz	Trace Py	11.05
F1038	Quartz	Trace Py	3.17
F1039	Quartz	Trace Py	5.58

APPENDIX I (cont'd)

Sample Number	*Rock Type*	*Mineralization*	*Au g/t*
F1040	Quartz	Trace Py	6.47
F1041	Quartz		2.51
F1042	Granite		4.54
F1043	Quartz	0.5% Py	4.34
F1044	Quartz	0.5% Py	4.02
F1045	Quartz		1.18
F1046	Quartz	<1% Py	7.62
F1047	Quartz	Trace Py	13.95
F1048	Quartz		5.70
F1049	Quartz		12.30
F1050	Quartz	Trace Py	7.38
F1051	Quartz		9.12
F1052	Quartz		6.10
F1053	Quartz		1.63
F1054	Granite		0.91
F1055	Quartz	Trace Py	2.05
F1056	Quartz		3.25
F1057	Quartz	Trace Py	0.50
F1058	Quartz		4.64
F1059	Granite		0.30
F1060	Quartz		4.72
F1061	Quartz	Trace Py	13.40
F1062	Quartz		6.20
F1063	Quartz		0.83
F1064	Quartz	Trace Py	11.80
F1065	Quartz		7.22
F1066	Quartz	**VG**	8.10
F1067	Quartz	Trace Py	12.35
F1068	Quartz	Trace Py	10.40
F1069	Quartz	Trace Py	5.46
F1070	Quartz		7.26
F1071	Quartz	Trace Py	14.60
F1072	Quartz		1.51
F1073	Quartz	0.5% Py	3.19
F1074	Quartz		5.38
F1075	Quartz	**VG**	4.04
F1076	Quartz	**VG**, Trace Py	95.0
F1077	Quartz	**VG**, Trace Py	30.1
F1078	Quartz	Trace Py, VG?	2.80
F1079	Quartz	<0.5% Py	13.70
F1080	Quartz		38.60
F1081	Quartz	Trace Ma	19.65
F1082	Quartz		12.40
F1083	Quartz		0.75

APPENDIX I (cont'd)

Sample Number	*Rock Type*	*Mineralization*	*Au g/t*
F1084	Quartz		0.57
F1085	Quartz		8.64
F1086	Quartz	Trace Py	4.56
F1087	Quartz		8.97
F1088	Quartz		6.56
F1089	Quartz	**VG**, Trace Py	5.40
F1090	Quartz		6.28
F1091	Granite		0.04
F1092	Quartz		0.13
F1093	Quartz	Trace Py	0.03
F1094	Quartz	**VG**	191.0
F1095	Granite		0.08
F1096	Quartz		1.21
F1097	Quartz		1.07
F1098	Quartz		1.78
F1099	Quartz		8.02
F1100	Quartz		0.46
F1101	Granite		0.25
F1102	Quartz		1.03
F1103	Quartz		9.36
F1104	Quartz	0.5% Py	4.72
F1105	Quartz	Trace Py	1.02
F1106	Quartz	Trace Py	2.21
F1107	Quartz		3.19
F1108	Quartz		0.73
F1109	Quartz		0.74
F1110	Quartz	Trace Py	0.10
F1111	Quartz	**VG**	11.40
F1112	Quartz	**VG**, 1% Py	43.0
F1113	Quartz		0.02
F1114	Quartz	Trace Cp	0.02
F1115	Quartz		0.03
F1116	Quartz		0.02
F1117	Quartz		0.03
F1118	Quartz		0.02
F1119	Quartz		0.02
F1120	Quartz		0.02
F1121	Maf tuff/Quartz		0.01
F1122	Quartz		<0.01
F1123	Int/maf tuff		0.01
F1124	Quartz		<0.01
F1125	Quartz		<0.01

TAN RANGE EXPLORATION CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investor@tanrange.com

News Release - July 10, 2002

Tan Range Appoints James L. Oliver, Ph.D. to Chair Technical Advisory Committee

Vancouver, B.C. July 10, 2002 - Tan Range Exploration Corporation ("TNX") has appointed Dr. James Oliver to act as Chairman for its newly created technical committee. The first priority of the technical committee will be to provide the management of TNX with the scope of exploration work and ground selection required for our expanded property portfolio This will result in the basis for joint venture agreements with senior partners as TNX continues to pursue its stated goal of becoming a gold royalty company.

Dr. Oliver has successfully blended his educational training with his extensive field experience and he has enjoyed a long and successful career in the mineral exploration business. He has been continuously employed as a consultant to the mineral exploration industry, working on a variety of worldwide exploration projects. Prior to becoming an independent consultant, he was a Senior Geologist with Teck Corporation. At Teck, his primary responsibility was the generation of global gold exploration targets and field assessments.

Dr. Oliver completed his Ph. D. thesis in 1996 at Queen's University, and an M.Sc. in Mineral Exploration in 1984, also from Queen's University. Prior to his education in the earth sciences, he completed Hons. B.A. Psychology in 1976 at Simon Fraser University and Doctoral Research in Physiology and Biophysics from 1976 to 1979 at McGill University and the University of Washington.

On behalf of the Board of Directors

Marek J. Kreczmer, M.Sc., P.Eng.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

12(g)3-2(b) File #82-3446

TAN RANGE EXPLORATION CORPORATION

Consolidated Financial Statements
For the Nine Months Ended May 31, 2002 and 2001

Unaudited
Prepared by Management
Vancouver, B.C.

Tan Range Exploration Corporation
Consolidated Balance Sheet
As at May 31, 2002 and August 31, 2001

ASSETS	**May 31, 2002**	**August 31, 2001**
Current Assets	**$**	**$**
Cash and Short Term Deposits	1,602,627	3,064,793
Accounts and Other Receivables	257,893	171,181
Prepaid Expenses	4,587	15,251
	1,865,107	3,251,225
MINERAL PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT COSTS	17,042,141	9,075,129
Capital Assets	180,112	113,426
	19,087,360	12,439,780
LIABILITIES		
Current Liabilities		
Accounts Payable and Accrued Liabilities	102,904	564,854
	102,904	564,854
SHAREHOLDERS' EQUITY		
Share Capital	34,751,491	26,747,161
Deficit	(15,767,035)	(14,872,235)
	18,984,456	11,874,926
	19,087,360	12,439,780

______________________________, Director

______________________________, Director

Unaudited – Prepared by Management

Tan Range Exploration Corporation
Consolidated Statements of Operations and Deficit
For the Nine Months Ended May 31, 2002 and 2001

	May 31, 2002 $	May 31, 2001 $
EXPENSES		
Annual General Meeting	8,213	19,615
Depreciation	39,000	20,000
Consulting and Management Fees	108,459	98,585
Insurance	53,243	33,799
Membership, Courses & Publications	13,120	9,773
New Property Investigation Costs	137,005	9,920
Office and Administration	26,871	14,736
Office Rentals	38,542	34,044
Press Releases	10,195	30,647
Printing and Mailout	3,841	1,402
Professional Fees	57,229	28,632
Promotion and Shareholder Relations	85,986	32,623
Salaries and Benefits	205,412	178,071
Telephone and Fax	17,610	16,964
Transfer Agent and Listing	93,856	21,796
Travel and Accommodation	46,850	31,351
Vehicles	2,744	3,517
	948,176	585,475
LESS: EXPENSE RECOVERIES	0	0
	948,176	585,475
OTHER (INCOME) EXPENSE		
(Interest Earned), Net of Expense	(69,340)	(34,886)
Foreign Exchange (Gain) Loss	15,964	6,180
	(53,376)	(28,706)
NET LOSS FOR THE PERIOD	894,800	556,769
DEFICIT, BEGINNING OF PERIOD	14,872,235	14,079,462
DEFICIT, END OF PERIOD	15,767,035	14,636,231

Unaudited – Prepared by Management

Tan Range Exploration Corporation
Summary of Note Disclosure to the Consolidated Financial Statements
For the Nine Months Ended May 31, 2002 and 2001
(Unaudited)

1. Tan Range Exploration Corporation (the "Company") follows accounting principles applicable to a going concern according to the Canadian Institute of Chartered Accountants. [These May 31, 2002 financial statements should be read in conjunction with the notes to the August 31, 2001 audited financial statements.]

2. These interim statements as at May 31, 2002 follow the same accounting policies and methods of application as the August 31, 2001 audited consolidated financial statements. These consolidated financial statements include the accounts of the Company and its subsidiaries:

Name of Company	Percentage Ownership
Dia Consult Limited (a Tanzanian Company)	100%
Itetemia Mining Company (a Tanzanian holding company	90%
Kabahelele Mining Company (a Tanzanian holding company)	80%
Tancan Mining Company Limited (a Tanzanian holding company)	100%
Tanzania American International Development Corporation 2000 Limited (a Tanzanian Company)	100%

On April 30, 2002 the company completed the acquisition of 100% of the issued and outstanding shares of Tanzania American International Development Corporation 2000 Limited ("Tanzam 2000") in exchange for 20,000,000 shares of the company at a deemed price of $0.35 per share, which reflected market price around the February 15, 2002 date the acquisition was consummated by way of a letter agreement. Shareholders at a Special Meeting approved the acquisition on April 30, 2002. Of the shares issued as consideration, 5,000,000 are held in escrow pursuant to the terms of a performance escrow agreement. Costs associated with the Tanzam 2000 acquisition amounted to $49,183 and these have been added to the cost of the acquisition, bringing total consideration paid to $7,049,183. Consideration paid exceeded identifiable assets, which were nearly all mineral properties, by an amount of $2,498,708 and this amount has been allocated to mineral property acquisition costs and deferred.

Tan Range Exploration Corporation
Summary of Note Disclosure to the Consolidated Financial Statements
For the Nine Months Ended May 31, 2002 and 2001
(Unaudited)

3. The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

4. Acquisition costs and exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the deferred costs are written off.

5. Share Capital

Share Capital	**Number**	**Amount ($)**
Balance at August 31, 2001	50,760,978	26,747,161
Issued for cash	0	0
Conversion of Special Warrants	0	0
Issued for debt settlement	0	0
Tanzam 2000 acquisition	20,000,000	7,000,000
Issued for fees	0	0
Issued on exercise of stock options	1,535,000	683,795
Issued on exercise of warrants	622,225	320,535
Issuance costs	0	0
Balance at May 31, 2002	72,918,203	34,751,491

Tan Range Exploration Corporation
Summary of Note Disclosure to the Consolidated Financial Statements
For the Nine Months Ended May 31, 2002 and 2001 (Unaudited)

6. Options & Warrants outstanding

Type of Security	Number of Shares	Exercise Price	Expiry Date
Warrants	1,824,000	$0.70	Sept. 30, 2002 *
Warrants	200,000	$0.70	October 9, 2002
Warrants	2,787,275	$0.60	September 5, 2002
Warrants	162,000	$0.60	May 30, 2003
Options	280,000	$0.92	January 14, 2003
Options	490,000	$0.50	March 1, 2004
Options	100,000	$0.40	November 4, 2004
Options	366,000	$0.45	January 4, 2005
Options	149,000	$0.45	January 7, 2005
Options	50,000	$0.50	January 19, 2005
Options	365,000	$0.40	November 8, 2005
Options	265,000	$0.33	January 16, 2006
Options	1,435,000	$0.51	August 7, 2006
Options	795,000	$0.79	May 3, 2007

* Subject to an Accelerated Expiry Period which was invoked May 29, 2002. The warrants will expire on June 28, 2002.

7. Stock Options

Stock Options	Number	Cost
Balance at August 31, 2001	5,985,000	$0.33 to $0.92
Granted	795,000	$0.79
Expired or cancelled	950,000	$0.40 to $0.92
Exercised	1,535,000	$0.33 to $0.55
Balance at May 31, 2002	4,295,000	$0.33 to $0.92

8. Warrants

Warrants	Number	Cost
Balance at August 31, 2001	5,695,500	$0.45 to $0.70
Granted	0	0
Expired	100,000	$0.70
Exercised	622,225	$0.45 to $0.70
Balance at May 31, 2002	4,973,275	$0.60 to $0.70